                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                                                   OMB APPROVAL
                                                           OMB NUMBER 3235-0145
                                                     Expires: December 31, 1997
                                                       Estimated average burden
                                                   hours per response.... 14.90


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*


                                 EUPHONIX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   298416 10 8
                      ----------------------------------
                                 (CUSIP Number)

                      Mark Lanier, Pegasus Capital II, L.P.
              181 Elm Street, New Canaan, CT  06840  (203) 966-2760
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 23, 1998
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 298416 10 8                                         Page 2 of 8 Pages
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Pegasus Capital II, L.P.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER
                   527,925
                ---------------------------------------------------------------
   NUMBER OF    6  SHARED VOTING POWER
     SHARES          -0-
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    7  SOLE DISPOSITIVE POWER
      EACH         527,925
   REPORTING    ---------------------------------------------------------------
     PERSON     8  SHARED DISPOSITIVE POWER
      WITH          -0-
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     527,925
-------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                             / /
-------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.96%
-------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

                           Page 2 of 8 pages

                                    SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 298416 10 8                                         Page 3 of 8 Pages
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Grumman Hill Advisors, L.L.C.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
                                                                      (b) / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER
                   527,925
                ---------------------------------------------------------------
   NUMBER OF    6  SHARED VOTING POWER
     SHARES          -0-
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    7  SOLE DISPOSITIVE POWER
      EACH         527,925
   REPORTING    ---------------------------------------------------------------
     PERSON     8  SHARED DISPOSITIVE POWER
      WITH         -0-
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     527,925
-------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.96%
-------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------

                            Page 3 of 8 pages

                                    SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 298416 10 8                                         Page 4 of 8 Pages
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
     Mark Lanier
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER
                   527,925
                ---------------------------------------------------------------
   NUMBER OF    6  SHARED VOTING POWER
     SHARES        -0-
  BENEFICIALLY  ---------------------------------------------------------------
    OWNED BY    7  SOLE DISPOSITIVE POWER
      EACH         527,925
   REPORTING    ---------------------------------------------------------------
     PERSON     8  SHARED DISPOSITIVE POWER
      WITH           -0-
-------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     527,925
-------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.96%
-------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                              Page 4 of 8 pages

Item 1.   SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, CUSIP Number 298416 10 8 (the "Common Stock"), of Euphonix, Inc., a California corporation (the "Issuer"), which has its principal executive offices at 220 Portage Avenue, Palo Alto, California 94306.

Item 2.   IDENTITY AND BACKGROUND

     The persons filing this Schedule 13D are Pegasus Capital II, L.P., a Delaware limited partnership ("Pegasus"), Grumman Hill Advisors, L.L.C., a Delaware limited liability company ("GHA"), and Mark Lanier (collectively, the "Filing Persons"). Mr. Lanier is the General Manager of GHA, which is the General Partner of Pegasus. The business address of each of the Filing Persons is 181 Elm Street, New Canaan, CT 06840.

     The Filing Persons are in the business of investing in publicly-traded securities.

     During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds used by Pegasus to acquire shares of the Issuer's Common Stock were derived from capital contributions made by the limited partners of Pegasus.

Item 4.   PURPOSE OF TRANSACTION

     Pegasus acquired the shares of the Issuer's Common Stock for investment purposes only and does not presently have any plans or proposals which relate to or would result in the realization of any of items (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     A. The Filing Persons beneficially own 527,925 shares of Common Stock (the "Shares"), for an aggregate of 7.96% of the 6,630,491 shares of Common Stock outstanding as of March 31, 1998.

     B. Pegasus, GHA and Mr. Lanier have sole voting power with respect to the shares of the Common Stock of the Issuer held by Pegasus.

     C.   The Filing Persons acquired the Shares as follows:


                               Page 5 of 8 pages


-------------------------------------------------------------------------------
       Date of        Shares Acquired   Price Per Share        Transaction
     Acquisition
-------------------------------------------------------------------------------
        12/23/97              2,500          1.07        open market purchase
-------------------------------------------------------------------------------
        12/26/97              2,500          1.20        open market purchase
-------------------------------------------------------------------------------
        12/29/97              5,000          1.19        open market purchase
-------------------------------------------------------------------------------
        12/30/97             35,000          1.06        open market purchase
-------------------------------------------------------------------------------
        12/31/97             10,000          1.06        open market purchase
-------------------------------------------------------------------------------
         8/24/98              5,000          1.01        open market purchase
-------------------------------------------------------------------------------
         9/14/98              5,000          1.01        open market purchase
-------------------------------------------------------------------------------
        12/18/98                100          1.50        open market purchase
-------------------------------------------------------------------------------
        12/23/98                150          1.31        open market purchase
-------------------------------------------------------------------------------
        12/23/98            462,675         0.875        privately negotiated
                                                         purchase
-------------------------------------------------------------------------------
        Total               527,925
-----------------------------------


On December 15, 1998, Pegasus entered into a Letter Agreement (the "Letter Agreement") with Alta IV Limited Partnership and C.V. Sofinnova Partners Five (collectively, "Sellers") to acquire an aggregate of 462,675 shares of Issuer's Common Stock held by Sellers for an aggregate purchase price of $404,842.62. The purchase of such shares was consumated on December 23, 1998.

     D.   Not applicable.

     E.   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is hereby made to the Letter Agreement, which is described above and attached hereto as Exhibit 1.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          The Filing Persons file as exhibits the following:

          EXHIBIT 1  Letter Agreement


                              Page 6 of 8 pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 3, 1999            PEGASUS CAPITAL II, L.P.,
                                   a Delaware limited partnership

                                   By:  Grumman Hill Advisors, L.L.C.,
                                          a Delaware limited liability company
                                          Its:  General Partner


                                           By:  /s/ Mark Lanier
                                               --------------------------------
                                               Mark Lanier
                                               General Manager


                                   GRUMMAN HILL ADVISORS, L.L.C.,
                                   a Delaware limited liability company

                                   By:  /s/ Mark Lanier
                                       ------------------------------------
                                       Mark Lanier, General Manager


                                  /s/ Mark Lanier
                                  -----------------------------------------
                                  Mark Lanier


                              Page 7 of 8 pages

                                 EXHIBIT INDEX


     EXHIBIT                                             PAGE NO.

     EXHIBIT 1  Letter Agreement